

July 16, 2013

<u>Via E-mail</u>
Kirk R. Oliver
Chief Financial Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

   Re: **UGI Corporation**
      Form 10-K for Fiscal Year Ended September 30, 2012
      Filed November 21, 2012
      Definitive Proxy Statement on Schedule 14A
      Filed December 11, 2012
      File No. 1-11071

Dear Mr. Oliver:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ William H. Thompson

         William H. Thompson
         Accounting Branch Chief

cc: John Walsh
   Chief Executive Officer